UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated November 7, 2013, announcing the Company's results for the nine months ended September 30, 2013, and declaring a quarterly dividend of $0.06 per common share with respect to the third quarter of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: November 7, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

BOX SHIPS INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2013
RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.06 PER COMMON SHARE

•	Adjusted time charter revenues of $19.7 million up 3% year-over-year in the third quarter of 2013
•	EBITDA of $10.7 million up 6% year-over-year in the third quarter of 2013
•	Net Income of $4.8 million up 33% year-over-year in the third quarter of 2013

ATHENS, Greece, November 7, 2013 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the third quarter and nine months ended September 30, 2013.

	Three Months Ended September 30,		Nine Months Ended September 30,
Financial Highlights (Expressed in United States Dollars)	2012	2013	2012	2013
Time charter revenues	$17,738,239	$18,258,298	$49,262,388	$54,055,720
Amortization of above/below market time charters	1,304,665	1,423,481	2,321,611	4,035,194
Time charter revenues, adjusted1	$19,042,904	$19,681,779	$51,583,999	$58,090,914

EBITDA2	$10,076,468	$10,710,774	$27,427,074	$29,930,936
Adjusted EBITDA2	$11,933,063	$12,909,770	$30,858,954	$36,256,926

Net Income	$3,654,227	$4,842,645	$10,302,601	$12,291,503
Adjusted Net Income2	$5,510,822	$7,041,641	$13,734,481	$18,617,493

Earnings per common share (EPS), basic	$0.07	$0.10	$0.44	$0.37
Earnings per common share (EPS), diluted	$0.07	$0.10	$0.44	$0.36
Adjusted Earnings per common share, basic2	$0.25	$0.27	$0.74	$0.73
Adjusted Earnings per common share, diluted2	$0.23	$0.26	$0.72	$0.65

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"The third quarter was our tenth consecutive profitable quarter as a public company, and our revenues, EBITDA and net income were all higher than a year ago. In addition, the Company has taken steps to reduce its debt burden and increase its financial flexibility by retiring all of its unsecured debt before its maturity in early next year. However, the Board of Directors had to make a prudent but difficult decision to reduce the dividend to $0.06 per share this quarter to preserve our liquidity, as the containership market has not shown any signs of a rebound and asset values remain at historically low levels. We believe this reduction is necessary as we have secured for 2014 under our existing charter contracts only 48% of our fleet capacity, and the continued weakness in the containership market has resulted in time charter rates remaining well below the rates our vessels currently earn. The Board of Directors will evaluate market conditions at regular intervals to consider a potential increase of the dividend to prior levels, and we remain committed to our policy of paying out our excess free cash flow in the form of dividends despite the very challenging market conditions we are facing."

Results of Operations

Three months ended September 30, 2013 compared to three months ended September 30, 2012

During the third quarter of 2013, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the third quarter of 2013 were $4.8 million and $7.0 million, respectively, resulting in basic earnings per share of $0.10 and basic adjusted earnings per share of $0.27. EBITDA and Adjusted EBITDA for the third quarter of 2013 were $10.7 million and $12.9 million, respectively.

During the third quarter of 2012, we operated an average of 8.96 vessels. Our Net Income and Adjusted Net Income during the third quarter of 2012 were $3.7 million and $5.5 million, respectively, resulting in basic earnings per share of $0.07 and basic adjusted earnings per share of $0.25. EBITDA and Adjusted EBITDA for the third quarter of 2012 were $10.1 million and $11.9 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the third quarter of 2013 and 2012, our vessels operated a total of 828 and 703 days, respectively, from a total of 828 and 824 calendar days, respectively. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 13 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the third quarter of 2013 of $17.9 million, which increased by 3% compared to $17.4 million in the third quarter of 2012, mainly due to the idle days of Box Trader and Box Voyager in the third quarter of 2012. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the third quarter of 2013 and 2012 by $1.4 million and $1.3 million, respectively, or $0.06 and $0.07 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the third quarter of 2013 was $20,894 per vessel per day, which was 11% below our TCE rate of $23,364 per vessel per day during the third quarter of 2012, due to the lower rates achieved on re-chartering the Box Voyager, which was partially offset by the higher voyage expenses incurred during the third quarter of 2012. Our adjusted TCE rate was $22,613 per vessel per day in the third quarter of 2013, 10% lower than our adjusted TCE of $25,220 for the third quarter of 2012, for the same reasons outlined above. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the third quarter of 2013 and 2012 amounted to $0.6 million and $1.0 million, respectively, and mainly relate to war risk insurance costs and other crew costs reimbursable by the charterers. Voyage expenses for the third quarter of 2012 include approximately $0.3 million relating to bunkers consumed by Box Trader and Box Voyager during the periods the vessels were unemployed.

Vessels operating expenses

Vessels operating expenses comprise crew wages and related costs, insurance and vessel registry costs, repairs and maintenance expenses (excluding dry-docking expenses), the cost of spares and consumable stores, regulatory fees, non-cash amortization of other intangible assets and other miscellaneous expenses. The amortization of other intangible assets for each of the third quarters of 2013 and 2012 amounted to $0.3 million. During the third quarter of 2013, vessels operating expenses including the amortization of other intangible assets amounted to $4.3 million, or $4.0 million on an adjusted basis to exclude the amortization of other intangible assets, compared to $4.5 million, or $4.2 million on an adjusted basis, during the third quarter of 2012. On average, our vessels operating expenses for the third quarter of 2013 were $5,197 per vessel per day, or $4,876 per vessel per day on an adjusted basis, compared to $5,486 per vessel per day, or $5,159 per vessel per day on an adjusted basis, in the third quarter of 2012, an improvement of approximately 5% period over period on a cash basis after adjusting for non-cash items.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A (our "Manager" or "Allseas") for each of the third quarters of 2013 and 2012 were $0.7 million, or $847 (€643.77) per vessel per day and $790 (€634.88) per vessel per day, for the third quarter of 2013 and 2012, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for the third quarter of 2013 and 2012 was $3.8 million and $4.1 million, respectively. Effective January 1, 2013, the Company revised its scrap rate estimate prospectively from $150 to $300 per lightweight ton. The change in accounting estimate does not have a retrospective effect in the financial statements previously reported. The effect of this change was to decrease depreciation expense and to increase net income by approximately $0.3 million, or $0.01 per basic common share for the three months ended September 30, 2013.

General and administrative expenses

General and administrative ("G&A") expenses for the third quarter of 2013 and 2012 were $1.5 million and $1.2 million, or $1,849 and $1,409 per vessel per day, respectively. The increase in G&A expenses period over period was due primarily to increased financial reporting fees and executive services fees paid to our Manager and increased share-based compensation expense. During the third quarter of 2013 and 2012, expenses related to the provision of our executive services by our Manager amounted to $0.55 million and $0.45 million, respectively, and share-based compensation amounted to $0.5 million and $0.3 million, respectively.

Interest and finance costs

Interest and finance costs amounted to $2.1 million and $2.3 million for the third quarters of 2013 and 2012, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in United States Dollars)
	Nine Months Ended September 30,
	2012	2013
Net cash from Operating Activities	$22,025,461	$30,351,827
Net cash used in Investing Activities	(62,419,281)	-
Net cash from / (used in) Financing Activities	41,783,684	(25,155,839)
Net increase in cash and cash equivalents	$1,389,864	$5,195,988

Net cash from Operating Activities

Net cash from Operating Activities for the nine months ended September 30, 2013 was $30.4 million. Our vessels generated positive cash flows from revenues, net of commissions, of $57.0 million, while we paid $26.6 million for expenses, of which $5.3 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash from Operating Activities for the nine months ended September 30, 2012 was $22.0 million. Our vessels generated positive cash flows from revenues, net of commissions, of $49.9 million, while we paid $27.9 million for expenses, of which $5.2 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

Net cash used in Investing Activities

For the nine months ended September 30, 2013, there was no cash used in investing activities. Net cash used in Investing Activities for the nine months ended September 30, 2012, was $62.4 million, relating to the acquisition of OOCL Hong Kong and OOCL China, including attached intangibles.

Net cash from / (used in) Financing Activities

Net cash used in Financing Activities for the nine months ended September 30, 2013, was $25.2 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $19.9 million, net of underwriting discounts, commissions and other offering costs of $1.1 million in the aggregate. On July 29, 2013, we completed the public offering and issuance of 558,333 shares of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares"), resulting in net proceeds of $12.8 million, net of underwriting discounts, commissions and other offering costs of $0.6 million in the aggregate. $19.7 million out of the net proceeds from the Series C Preferred Shares offering and our cash reserves were used to redeem and retire all of our outstanding Series B-1 Preferred Shares. During the nine months ended September 30, 2013, we repaid $25.0 million of our debt, paid financing costs of $0.2 million and paid dividends to our preferred and common shareholders of $1.5 million and $11.5 million, in the aggregate, respectively.

Net cash from Financing Activities for the nine months ended September 30, 2012, was $41.8 million. Included in the $41.8 million is the proceeds from the issuance of 1,333,333 units, each unit consisting of one 9.75% Series B Cumulative Redeemable Perpetual Preferred Share (the "Series B Preferred Shares") and one warrant to purchase one of our common shares, which amounted to $38.4 million in the aggregate, net of related costs of $0.1 million, together with the drawdown of $24.7 million under a secured loan agreement, net of financing fees of $0.3 million, which were used to finance the acquisition of OOCL Hong Kong and OOCL China. On July 18, 2012, we completed the public offering and issuance of 4,285,715 of our common shares, resulting in net proceeds of $28.2 million, net of underwriting discounts, commissions and other offering costs of $1.8 million in the aggregate. We used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares at a price equal to the liquidation preference of $30.00 per share, or $20.8 million in the aggregate. During the nine months ended September 30, 2012, we repaid $13.3 million of our debt and paid dividends to our preferred and common shareholders of $0.3 million and $15.1 million, respectively.

Liquidity:

As of September 30, 2013, our cash and restricted cash (current and non-current) amounted to $22.3 million in the aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of September 30, 2013, we had total outstanding indebtedness of $191.2 million, of which $28.7 million is scheduled to be repaid in the forthcoming 12-month period, of which $10.0 million has already been repaid as of November 7, 2013, which includes the $6.0 million prepayment to Paragon Shipping, as discussed below. Furthermore, as of September 30, 2013, we were in compliance with all of the covenants contained in our loan agreements, as amended. In addition, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months.

Recent Developments:

Follow-On Preferred Stock Offering:

On October 9, 2013, we completed a follow-on public offering of 340,000 of our Series C Preferred Shares at a public offering price of $24.00 per share, which resulted in net proceeds of $7.5 million, net of underwriting discounts and commissions of $0.5 million and estimated offering expenses of $0.2 million.

Dividends on the 340,000 newly issued Series C Preferred Shares accrue and are cumulative from the dividend payment date of the previously issued Series C Preferred Shares immediately preceding their date of issuance and will be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing January 1, 2014, when, as and if declared by our board of directors. Dividends are payable at a rate equal to 9.00% per annum of the liquidation preference of $25.00 per share.

Loan with Paragon Shipping:

On October 18, 2013, we repaid in full, out of the net proceeds of the follow-on preferred stock offering, the outstanding balance plus accrued interest of $6.1 million to Paragon Shipping under our unsecured loan agreement.

Dividends:

On November 7, 2013, our Board of Directors declared a dividend of $0.06 per common share, with respect to the third quarter of 2013, payable on or about November 28, 2013, to common shareholders of record as of the close of business on November 21, 2013. This is our tenth consecutive quarterly dividend to common shareholders since we became a public company in April 2011.

On October 1, 2013, we paid our first dividend of $0.2 million with respect to our Series C Preferred Shares, for the period from the original issuance of the Series C Preferred Shares on July 29, 2013 through September 30, 2013. As of September 30, 2013, 558,333 Series C Preferred Shares were outstanding.

The declaration and payment of any dividend on our common shares will be determined at the sole discretion of our Board of Directors. We cannot assure you that we will pay dividends in the amounts stated above or at all, and our ability to pay dividends will be subject to the rights of holders of our Series C Preferred Shares, which accrue dividends cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable on January 1, April 1, July 1 and October 1 of each year, the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

In September 2013, Box Trader extended its time charter with Hapag Lloyd for an additional period of 5 to 7 months, commencing on October 22, 2013, at a gross daily charter rate of $8,000. The charterer has the option to extend the term of the charter by an additional period of 6 months, plus or minus 30 days, at a gross daily charter rate of $15,500.

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the earliest redelivery dates, the Company has secured under such contracts 94% and 48% of its fleet capacity for the remainder of 2013 and 2014, respectively. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of November 7, 2013.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (7)	Charter Expiration	Notes
Box Voyager	2010	3,426	CNC	$6,850	March 2014	1
Box Trader	2010	3,426	Hapag Lloyd	$8,000	April 2014	2
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	3
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	3
Maersk Diadema	2006	4,546	Maersk	$28,000	December 2013	4
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	5
MSC Emma	2004	5,060	MSC	$28,500	August 2014	6
OOCL Hong Kong	1995	5,344	OOCL	$26,800	June 2015	8
OOCL China	1996	5,344	OOCL	$26,800	July 2015	8
Total		43,925

Notes:
1)The employment is for a period of six to 14 months and commenced in January 2013.
2)The employment is for a period of five to seven months and commenced in October 2013. The charterer has the option to extend the term of the charter by an additional period of six months, plus or minus 30 days, commencing in April 2014, at a gross daily charter rate of $15,500.
3)The charterer has the option to increase or decrease the term of the charter by 45 days.
4)Indicates date the vessel is expected to be redelivered.

5)The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.

6)The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.

7)Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 4.75% for Box Voyager, 1.25% for each of CMA CGM Kingfish, CMA CGM Marlin, OOCL Hong Kong and OOCL China, and 2.5% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.
8)The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its third quarter and nine months ended September 30, 2013 results on November 8, 2013 at 9:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-877-300-8521 (USA) or +1-412-317-6026 (international).

A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10036516.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 8.8 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

	Three Months Ended September 30,		Nine Months Ended September 30,
SUMMARY FLEET INFORMATION	2012	2013	2012	2013
FLEET DATA
Average number of vessels (1)	8.96	9.00	7.68	9.00
Calendar days for fleet (2)	824	828	2,104	2,457
Less:
Scheduled off-hire	-	-	44	19
Unscheduled off-hire	121	-	127	13
Operating days for fleet (3)	703	828	1,933	2,425
Fleet utilization (4)	85.3%	100.0%	91.9%	98.7%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$23,364	$20,894	$23,964	$20,989
Vessel operating expenses (6)	$5,486	$5,197	$5,429	$5,430
Management fees charged by a related party (7)	$790	$847	$803	$839
General and administrative expenses (8)	$1,409	$1,849	$1,787	$1,848
Total vessel operating expenses (9)	$7,685	$7,893	$8,019	$8,117

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)
Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)
Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

	Three Months Ended September 30,		Nine Months Ended September 30,
Time Charter Equivalent Reconciliation (Expressed in United States Dollars)	2012	2013	2012	2013
Time Charter Revenues	$17,738,239	$18,258,298	$49,262,388	$54,055,720
Commissions	(359,460)	(376,520)	(1,061,756)	(1,110,117)
Voyage Expenses	(953,739)	(581,318)	(1,877,293)	(2,047,897)
Total Revenue, net of voyage expenses	$16,425,040	$17,300,460	$46,323,339	$50,897,706
Plus: Amortization of above/below market time charters	1,304,665	1,423,481	2,321,611	4,035,194
Total Revenue, net of voyage expenses, adjusted	$17,729,705	$18,723,941	$48,644,950	$54,932,900
Total operating days	703	828	1,933	2,425
Time Charter Equivalent	$23,364	$20,894	$23,964	$20,989
Time Charter Equivalent, adjusted(10)	$25,220	$22,613	$25,166	$22,653

(10)
Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures
(Expressed in United States Dollars, except for share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
Net Income / Adjusted Net Income(1)	2012	2013	2012	2013
Net Income	$3,654,227	$4,842,645	$10,302,601	$12,291,503
Plus: Amortization of intangibles	1,574,160	1,689,736	2,591,106	4,825,277
Plus: Share-based compensation	282,435	509,260	840,774	1,500,713
Adjusted Net Income	$5,510,822	$7,041,641	$13,734,481	$18,617,493

EBITDA / Adjusted EBITDA(1)
Net income	$3,654,227	$4,842,645	$10,302,601	$12,291,503
Plus: Net Interest expense	2,275,390	2,053,054	6,261,852	6,318,611
Plus: Depreciation	4,146,851	3,815,075	10,862,621	11,320,822
EBITDA	$10,076,468	$10,710,774	$27,427,074	$29,930,936
Plus: Amortization of intangibles	1,574,160	1,689,736	2,591,106	4,825,277
Plus: Share-based compensation	282,435	509,260	840,774	1,500,713
Adjusted EBITDA	$11,933,063	$12,909,770	$30,858,954	$36,256,926

	Three Months Ended September 30,		Nine Months Ended September 30,
Earnings per Common Share	2012	2013	2012	2013
Net income	$3,654,227	$4,842,645	$10,302,601	$12,291,503
Less: Dividends to Series B-1 Preferred Shares	(564,177)	(140,078)	(770,010)	(1,077,090)
Less: Dividends to Series C Preferred Shares	-	(219,844)	-	(219,844)
Less: Redemption of Series B-1 Preferred Shares	(1,762,511)	(2,062,788)	(1,762,511)	(2,062,788)
Less: Net income attributable to non-vested share awards	(19,424)	(51,416)	(135,062)	(202,417)
Net income available to common shareholders	$1,308,115	$2,368,519	$7,635,018	$8,729,364

Weighted average number of common shares, basic	19,529,788	24,430,380	17,194,775	23,302,586

Earnings per common share, basic	$0.07	$0.10	$0.44	$0.37

Net income	$3,654,227	$4,842,645	$10,302,601	$12,291,503
Less: Dividends to Series B-1 Preferred Shares	(564,177)	(140,078)	(770,010)	(1,077,090)
Less: Dividends to Series C Preferred Shares	-	(219,844)	-	(219,844)
Less: Redemption of Series B-1 Preferred Shares	(1,762,511)	(2,062,788)	(1,762,511)	(2,062,788)
Less: Net income attributable to non-vested share awards	(19,424)	(51,416)	(135,062)	(202,417)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares	-	140,078	385,216	1,077,090
Net income available to common shareholders	$1,308,115	$2,508,597	$8,020,234	$9,806,454

Weighted average number of common shares, diluted	19,529,788	26,039,211	18,185,962	27,491,597

Earnings per common share, diluted	$0.07	$0.10	$0.44	$0.36

	Three Months Ended September 30,		Nine Months Ended September 30,
Adjusted Earnings per Common Share(1)	2012	2013	2012	2013
Adjusted Net income	$5,510,822	$7,041,641	$13,734,481	$18,617,493
Less: Dividends to Series B-1 Preferred Shares	(564,177)	(140,078)	(770,010)	(1,077,090)
Less: Dividends to Series C Preferred Shares	-	(219,844)	-	(219,844)
Less: Adjusted Net income attributable to non-vested share awards	(72,379)	(141,965)	(225,352)	(392,528)
Adjusted Net income available to common shareholders	$4,874,266	$6,539,754	$12,739,119	$16,928,031

Weighted average number of common shares, basic	19,529,788	24,430,380	17,194,775	23,302,586

Adjusted Earnings per common share, basic	$0.25	$0.27	$0.74	$0.73

Adjusted Net income	$5,510,822	$7,041,641	$13,734,481	$18,617,493
Less: Dividends to Series B-1 Preferred Shares	(564,177)	(140,078)	(770,010)	(1,077,090)
Less: Dividends to Series C Preferred Shares	-	(219,844)	-	(219,844)
Less: Adjusted Net income attributable to non-vested share awards	(72,379)	(141,965)	(225,352)	(392,528)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares	385,216	140,078	385,216	1,077,090
Adjusted Net income available to common shareholders	$5,259,482	$6,679,832	$13,124,335	$18,005,121

Weighted average number of common shares, diluted	22,481,802	26,039,211	18,185,962	27,491,597

Adjusted Earnings per common share, diluted	$0.23	$0.26	$0.72	$0.65

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles and share-based compensation to derive Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles and share-based compensation from net income to derive to Adjusted Net Income and Adjusted EPS. The impact of the redemption of preferred shares has been excluded from Adjusted Net Income available to common shareholders for the calculation of Adjusted EPS due to the one-time nature of this redemption. The Company believes that Adjusted Net Income and Adjusted EPS provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are items not recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in United States Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013

REVENUES:
Time charter revenues (1)	17,738,239	18,258,298	49,262,388	54,055,720
Commissions	(359,460)	(376,520)	(1,061,756)	(1,110,117)
Net Revenues	17,378,779	17,881,778	48,200,632	52,945,603

EXPENSES:
Voyage expenses	953,739	581,318	1,877,293	2,047,897
Vessels operating expenses (2)	4,520,710	4,303,387	11,423,326	13,340,457
Dry-docking expenses	-	-	2,006,176	1,010,230
Management fees charged by a related party	650,987	701,331	1,689,573	2,061,843
Depreciation	4,146,851	3,815,075	10,862,621	11,320,822
General and administrative expenses (3)	1,161,012	1,530,820	3,759,719	4,541,414
Operating income	5,945,480	6,949,847	16,581,924	18,622,940

OTHER INCOME (EXPENSES):
Interest and finance costs	(2,278,609)	(2,053,795)	(6,276,559)	(6,322,313)
Interest income	3,219	741	14,707	3,702
Foreign currency loss, net	(15,863)	(54,148)	(17,471)	(12,826)
Total other expenses, net	(2,291,253)	(2,107,202)	(6,279,323)	(6,331,437)

NET INCOME	3,654,227	4,842,645	10,302,601	12,291,503

Other Comprehensive (Loss) / Income
Unrealized (loss) / gain on cash flow hedges	(541,359)	(212,945)	(758,166)	561,901
Total Other Comprehensive (Loss) / Income	(541,359)	(212,945)	(758,166)	561,901

COMPREHENSIVE INCOME	3,112,868	4,629,700	9,544,435	12,853,404

Earnings per common share, basic	$0.07	$0.10	$0.44	$0.37
Earnings per common share, diluted	$0.07	$0.10	$0.44	$0.36

Footnotes:

(1)
includes amortization of below and above market acquired time charters of $1,304,665 and $1,423,481 for the three months ended September 30, 2012 and 2013, respectively, and $2,321,611 and $4,035,194 for the nine months ended September 30, 2012 and 2013, respectively

(2)
includes amortization of other intangible assets of $269,495 and $266,255 for the three months ended September 30, 2012 and 2013, respectively, and $269,495 and $790,083 for the nine months ended September 30, 2012 and 2013, respectively

(3)
includes share-based compensation of $282,435 and $509,260 for the three months ended September 30, 2012 and 2013, respectively, and $840,774 and $1,500,713 for the nine months ended September 30, 2012 and 2013, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)

	December 31, 2012	September 30, 2013
ASSETS
Cash and restricted cash (current and non-current)	17,141,452	22,337,440
Other current assets	6,696,714	8,049,521
Vessels and other fixed assets, net and other non-current assets	421,225,703	404,107,236

Total Assets	445,063,869	434,494,197

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt	36,700,000	28,700,000
Other current liabilities	5,959,883	7,242,303
Long-term debt, net of current portion	179,550,000	162,525,000
Other non-current liabilities	2,074,703	797,938
Total stockholders' equity	220,779,283	235,228,956

Total Liabilities and Stockholders' Equity	445,063,869	434,494,197